

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2021

Jinnan Lai
Chief Executive Officer
LIZHI INC.
Yangcheng Creative Industry Zone
No. 309 Middle Huangpu Avenue
Tianhe District, Guangzhou 510655
The People's Republic of China

> **Re: LIZHI INC.**
> **Registration Statement on Form F-3**
> **Filed March 26, 2021**
> **File No. 333-254782**

Dear Mr. Lai:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology